EXHIBIT 12.2
Doral Financial Corporation
Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	For the nine month
	period ended
	September 30, 2008
Including Interest on Deposits
Pre-tax income from continuing operations	$3,819
Plus:
Fixed Charges:	263,446

Total Earnings	$267,265

Fixed Charges:
Interest expensed and capitalized	$261,486
Amortized premiums, discounts, and capitalized expenses related to indebtedness	145
An estimate of interest component within rental expense	1,815

Total Fixed Charges before preferred dividends	$263,446

Preferred dividends	24,974
Ratio of pre-tax income to net income	1.583
Preferred dividend factor	39,534

Total fixed charges and preferred stock dividends	$302,980

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A	)

Excluding Interest on Deposits Earnings:
Pre-tax income from continuing operations	$3,819
Plus:
Fixed Charges (excluding capitalized interest)	147,333

Total Earnings	$151,152

Fixed Charges:
Interest expensed and capitalized	$145,373
Amortized premiums, discounts, and capitalized expenses related to indebtedness	145
An estimate of interest component within rental expense	1,815

Total Fixed Charges before preferred dividends	$147,333

Preferred dividends	24,974
Ratio of pre-tax income to net income	1.583
Preferred dividend factor	39,534

Total fixed charges and preferred stock dividends	$186,867

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A	)

(A)	Due to the Company’s lower pre-tax income the coverage ratio was less than 1:1. The Company would have had to generate additional pre-tax income of $35.7 million for the nine month ended September 30, 2008 to have a coverage ratio of 1:1.